June 8, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, NE

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Owens Realty Mortgage, Inc.

Soliciting Materials filed pursuant to Rule 14a-12 by Financial Institution Partners III, LP, Hovde Capital Ltd., Eric D. Hovde, Hovde Capital Advisors LLC, Opal Capital Partners, LP, Opal Advisors, LLC, P. James Hua and Steven D. Hovde

Filed on May 9, 2018

File No. 001-35989

Dear Mr. Duchovny:

On behalf of Financial Institution Partners III, LP and the other filing persons referenced herein (collectively, the “Filing Persons”), we are responding to your letter dated May 30, 2018 in connection with the Filing Persons’ solicitation materials filed on May 9, 2018 pursuant to Rule 14a-12 with respect to Owens Realty Mortgage, Inc. (the “Company” or “ORM”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1.                                      We reissue prior comment 3. We do not believe you have provided sufficient support for the statements referenced in our prior comment. With respect to the first statement in our prior comment, your response implies, without stating, that as a result of perceived conflicts of interest in the board of directors, the disinterested directors were the only directors to vote on matters relating to the management agreement with OFG. We do not believe you have provided support for the second and third statement in our prior comment.

Prior comment 3:

•                  You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Hovde Building • 122 W. Washington Ave, Suite 350 • Madison, Wisconsin 53703

•                  Your statement that the “ ‘independent directors’ “ ...have acted as a rubber stamp Board...”

•                  Your statement that directors Schmal, Kessler and Wallace “have allowed” Owens and Draper to take millions of dollars in compensation.

•                  Your disclosure that “Schmal, Kessler and Wallace, either through ignorance or conscious intent, are accomplices in allowing Owens and Draper to pilfer the public shareholders ...”

With respect to the first statement above, we believe our statement was reasonable based on the facts that the management fee was approved by the independent directors (as described in our prior letter and below) and we believe was in the interests of the manager and not the company as we have previously described.

With respect to the second and third statements above, the Company discloses that independent directors Messrs. Wallace, Schmal and Kessler, each served concurrently on both the three-member compensation committee (the “Compensation Committee”) and three-member nomination and corporate governance committee (the “Governance Committee”), together (the “Committees”) during fiscal year 2017. See Item 11 ‘Executive Compensation’ within the Company’s 10-K filed on March 13, 2018.

These Committees deal with all aspects of corporate governance and compensation for the Company. As further detailed in the aforementioned filing, the Board of Directors (the “Board”) approved adjustments (the “Interim Management Fee”) to the prior management fee (the “Prior Management Fee”) which was subsequently made permanent (the “Management Fee”) by the Board. The three-member Compensation Committee, composed of the independent directors, would have to move the discussion regarding the Management Fee for a full vote of the Board by a vote of at least two of its members. However, because of the conflicts of interest with Mr. Draper and Mr. Owens as owners of the external manager, Owens Financial Group, Inc. (“OFG”), the three-member Compensation Committee should have full authority to approve such arrangements as the Management Fee. Therefore, a majority of the disinterested directors have the ability to influence any matter before the Board and could move to cancel this unfavorable agreement.

As detailed in our letter to the Commission dated May 24, 2018, inclusive of its attachment Exhibit D, OFG as the external manager has economically benefitted greatly to the tune of over $45 million in fees, plus over $4 million in expense reimbursements, as compared to net income available to shareholders of only $6 million. Messrs. Wallace, Schmal and Kessler have the ability to determine the outcome regarding the amount of compensation paid by the Company.

We thus believe we have a reasonable basis for the second and third statements since Messrs. Wallace, Schmal and Kessler were the Compensation Committee that approved the compensation for Mr. Draper and Mr. Owens and the Governance Committee that renominated Mr. Draper to the Board despite the issues raised above and in our original letter. Based on the facts and response outlined above, we believe there is sufficient support to address the Staff’s comments.

Notwithstanding the foregoing, we again acknowledge the Staff’s comment and will be more judicious in any assertions we make toward the leadership of the company without reasonable factual support, in future soliciting materials.

Should you have any questions or comments, or require any further information with respect to the foregoing Staff comments, please do not hesitate to call me at (202) 822-8117.

Sincerely,

/s/ Eric D. Hovde
Eric D. Hovde
Chief Executive Officer
Hovde Capital Advisors LLC